RULE 14F-1
            REPORT OF CHANGE IN MAJORITY OF DIRECTORS

          INFORMATION PURSUANT TO SECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                    FUTURE TECHNOLOGIES, INC.
                 11900 Wayzata Blvd., Suite 100
                        Hopkins MN 55305


            REPORT OF CHANGE IN MAJORITY OF DIRECTORS
                        February 28, 2001


     This report is furnished by the Board of Directors of Future Technologies, Inc., a Minnesota corporation (the "Company"), to the holders of common stock of the Company to provide notice of a change in management. On February 21, 2001, the Company issued 12,873,944 shares of its common stock to acquire all of the issued and outstanding capital stock of SE Global Equities Inc., a Cayman Islands corporation ("SEG"). As a result of the acquisition, Craig Laughlin resigned as President and Toby Chu was appointed President and Director of the Company. In addition, Charles Chen, Ken Lee, Sukanya Prachuabmoh, Dave Richardson and Prithep Sosothikul have been appointed by the present board members to serve as directors of the Company effective March 11, 2001, and on that date the term of Craig Laughlin, a current director, will terminate. These appointees will constitute a majority of the members of the board of directors.

     This information is provided for information purposes only.
We are not soliciting proxies in connection with the items described herein. You are not required to respond to this report.

     This report is being mailed to shareholders of record on or about February 28, 2001.

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          DIRECTORS, EXECUTIVE OFFICERS, AND NOMINEES;
        COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Directors and Officers

     The following table sets forth certain information for each officer, director and nominee of the Company.

Name                Age  Positions                   Since

Toby Chu            39   President and Director      February 2001

Craig Laughlin      50   Director                    March 1999

Charles Chen        37   Director Nominee            Not applicable

Ken Lee             36   Director Nominee            Not applicable

Sukanya Prachuabmoh 48   Director Nominee            Not applicable

Dave Richardson     48   Director Nominee            Not applicable

Prithep Sosothikul  40   Director Nominee            Not applicable

     The following is information on the business experience of each officer, director and director nominee.

     Toby Chu has been the President, Chief Executive Officer and a Director of Capital Alliance Group ("CAG") since 1986, which was the parent company of SEG prior to its acquisition by the Company. Mr. Chu has also served as President, Chief Executive Officer and a Director of SEG since its incorporation in October 1999. SEG has created an Internet financial center for exploring worldwide investments through an established global alliance network of brokers and information providers. Mr. Chu devotes his attention on a full time basis to the activities of CAG and its subsidiaries.

     Craig Laughlin is the founder and President of SRC Funding, Inc., which provides consulting services on corporate structure and finance to early stage companies. Mr. Laughlin has been a consultant in the areas of corporate structure and finance since 1986. From May 1990 through July 2000, Mr. Laughlin served as a member of the board of directors of Century Controls International, Inc., a publicly held company engaged in the business of designing, manufacturing, and marketing a line of proprietary control devices used in the management of large commercial and industrial steam boilers and of certain manufacturing processes. Mr. Laughlin has served since December 1999 as the sole officer and director of Shallbetter Industries, Inc., a publicly held shell corporation seeking a business acquisition.

     Charles Chen has been the President of CIBT School of Business (China) since 1994, and a Director of SEG since October 1999, both of which are subsidiaries of CAG. Mr. Chen holds a Master of Chemical Science degree from South China University of Technology, a Master of Science degree from University of British Colombia, and a MBA degree from City University. Mr. Chen is responsible on a full time basis for CIBT's affairs in China, including course development, strategic planning, and negotiating contracts and agreements.

     Ken Lee earned his Bachelor of Commerce degree with Honours and Distinction from the University of Saskatchewan. Mr. Lee further obtained his Chartered Accountant designation while with the accounting firm Arthur Anderson & Co. Mr. Lee has provided consulting services in the areas of strategic management, business process redesign, organizational review, and financial analysis, planning and control. Mr. Lee is a self-employed consultant since February 1992.

     Sukanya Prachuabmoh was appointed to Family Court Judge of
Thailand in 1999 by his majesty the King, Rama 9.  Ms.
Prachuabmoh is also the Chairperson for Bovis (Thailand) Company
Limited since 1994, a company that constructs airports, hospitals, schools, theaters, arenas and offices. Further, Ms.
Prachuabmoh is Chairperson of

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the Datamat Public Company Limited since 1994, which focuses on computer system integration sales and servicing. Additionally, Ms. Prachuabmoh is a Director of the Rattanakonsin Institute of Technology since 1995, a fully accredited institution that focuses on medicine, computer science, engineering, and business management. Ms. Prachuabmoh is a businessperson with business interests in real estate, food, and technology.

     Dave Richardson has been the President of Countryman Investments Limited since 1989, which is engaged in the business of investments. For fifteen years prior, Mr. Richardson worked at and managed the family business, James Richardson and Sons Limited, which engaged in the agricultural business. In addition, Mr. Richardson was the founding member and director of the Asia Pacific Foundation and on the board of the Canada China Trade Council. Currently, Mr. Richardson is a Director of the following companies: Ducks Unlimited (Director Emeritus); Novus Telecom Group, Inc.; AVVA Technologies, Inc.; International Kodiak Resources, Inc.; CAG; and SEG.

     Prithep Sosothikul earned his Bachelor of Science degree in Computer Science at the University of Missouri at Rolla in 1980. Upon completing his studies, Mr. Sosothikul returned to Thailand and has worked for major international corporations such as Loxley Public Co., Ltd.; Datamat Public Company Ltd.; and HCL-Perot Systems of Singapore. Mr. Sosothikul was the founder and managing director of Seacon Company Ltd., which is engaged in the business of real estate development. Mr. Sosothikul has been employed by SEG since October 1999 as its Chief Strategic Officer. From May 1998 to May 1999, Mr. Sosothikul was the Country Manager for HCL-Perot Systems in Singapore, and from May 1993 to September 1997, he was the President of Datamat Public Company Limited in Thailand.

                     EXECUTIVE COMPENSATION

     None of the Company's current officers and directors received any form of compensation for services rendered in the fiscal year ended September 30, 2000, or during the three-month period ended December 31, 2000.

     In the fiscal year ended September 30, 2000, the board of directors did not meet, but acted through written consents of the board.

                  COMPLIANCE WITH SECTION 16(a)
             OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the Securities and Exchange Commission (the "SEC") initial reports of beneficial ownership ("Forms 3") and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company ("Forms 4").
Officers, directors, and greater than 10% shareholders of the Company are required by SEC regulations to furnish to the Company copies of all Section 16(a) reports that they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to its officers, directors, and greater than 10% beneficial owners were complied with for the year ended September 30, 2000.

         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On February 21, 2001, the Company issued 12,073,578 shares of restricted common stock to Capital Alliance Group, Inc. ("CAG") in exchange for all of CAG's capital stock in SEG. As a result of the transaction, CAG now holds approximately 84% of the issued and outstanding common stock of the Company. Toby Chu is an officer, director and principal stockholder of CAG, and became an officer and director of the Company as a result of the transaction. Prior to the Company's acquisition of SEG, there were no affiliations or transactions between the Company and any of SEG or CAG.

     On March 7, 2000, the Company sold 147,087 shares of common stock to Craig Laughlin, a director of the Company, for $8,825. On March 6, 1999, the Company sold 1,000,000 shares of common stock to Mr. Laughlin for $10,000. No underwriter or broker was involved in the transactions, and no commissions were paid on the sale of the
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shares.  The shares were offered and sold in reliance on the exemption set forth in Section 4(2) of the Securities Act of 1933.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of February 21, 2001, the number and percentage of the 14,370,957 shares of outstanding common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director and nominee director, (ii) each executive officer, (iii) all current directors and nominee directors as a group and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                   Amount of              Percent
Name                             Common Shares            of Class

Toby Chu (1)(2)                   12,073,578               84.01

Craig Laughlin (1)(3)                375,904                2.61

Charles Chen                             -0-                -0-

Ken Lee                                  -0-                -0-

Sukanya Prachuabmoh                      -0-                -0-

Dave Richardson                       16,667                0.12

Prithep Sosothikul                       -0-                -0-

All directors and nominee
 directors as a Group
 (7 persons)                      12,466,149               86.74

(1)   Officer and director of the Company.

(2) These shares are held of record by CAG. Toby Chu is an officer, director and principal stockholer of CAG and may be deemed to have shared voting and investment control over the shares held by CAG.

(3)   Includes 115,087 held of record by Mr. Laughlin's spouse.

                                       Future Technologies, Inc.
                                       By Order of the Board of Directors

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